

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 24, 2017

Jeffery Taylor
President and Chief Executive Officer
Eco Science Solutions, Inc.
1135 Makawao Avenue, Suite 103-188
Makawao, Hi 96768

> **Re: Eco Science Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2017**
> **File No. 333-215761**

Dear Mr. Taylor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that you have no or limited active business operations, no revenues, and no significant assets

10,000,000 PVLLC Equity Purchase Agreement and Registration Rights Agreement, page 4

2. We note here and elsewhere in your prospectus that the Equity Purchase Agreement provides you with the option to sell to PVLLC up to $35,000,000 worth of your common stock. It appears, however, that the agreement allows you to sell up to 10,000,000 shares with a "Maximum Commitment Amount" of $10,000,000, pursuant to the terms of the Equity Purchase Agreement. Please revise to remove all references to the $35,000,000

dollar value of the equity line agreement or tell us why you believe these references are appropriate. Please further revise to indicate the hypothetical number of shares you could be obligated to issue if PVLLC were able to exercise a put for the Maximum Commitment Amount as of a specific date.

3. We also note that in reference to the $35,000,000 worth of your common stock, you state that "[t]his amount was used as a starting point for the investment and may be modified by entering into another agreement or by amending the existing agreement." In this regard, in order to register this transaction as an indirect primary offering, you and PVLLC may not have the ability to renegotiate terms of the agreement after you have filed the registration statement as this suggests that the private placement of the shares has not been completed. Please advise.

Selling Stockholders, page 17

4. Please revise your table to indicate, if true, that PVLLLC could own 10,000,000 shares of your common stock within 60 days by inserting that amount in the "Shares Owned by the Selling Stockholders before the Offering" column of the table and revise to state "0" for the "% of Class" in the final column, if you continue to include "0" in the "# of Shares" column.

Our Current Business, page 29

5. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. Considering you have not yet generated any revenue from the 3 sources you mention on page 5, please clarify the next steps you intend to take to facilitate generation of revenues and the costs associated with these steps. As one example, please disclose whether your applications are available for download and use and, if not, describe the status of their development. If they are available for download, quantify the amount of downloads and disclose whether you have retained any advertisers for your applications. As another example, it appears that your Herbo e-commerce platform offers products for sale; however, your financial statements reflect no inventory nor any costs of sales. Please revise to state the status of the development of your e-commerce platforms.

6. We note your description of your Herbo app, where consumers can search for local dispensaries, delivery services, doctors and related cannabis products. Please discuss the risks associated with this line of business, including all Federal and state regulations that may impact your business and any possible law enforcement consequences. In this regard, please revise your statement on page 30 that your business is not subject to any unique or industry related governmental regulations.

Market for Common Equity and Related Stockholder matters, page 32

7. Please update the disclosure regarding the trading price of your common stock as of a recent practicable date and properly identify the specific OTC market, OTCQB, upon which your common stock is currently being quoted.

Management's Discussion and Analysis of Financial Condition…, page 33

8. We note that "the future of [y]our company" is dependent upon additional financing and achieving revenues. Until you are able to achieve revenues, please quantify the amount of financing you will need to procure over the next 12 months to continue in business.

Executive Compensation, page 46

9. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Security Ownership of Certain Beneficial Owners and Management, page 48

10. Please update the disclosure regarding the beneficial ownership of your common stock and the number of record holders of your securities as of a recent practicable date to include the shares held by the selling stockholders. Also, it is unclear why the percentage of class owned and percentage of total voting shares held by your directors and officers differ when your disclosure states that the voting provisions of your common stock are 1 vote per share. Please refer to Items 403(a) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products